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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              NETWORKS NORTH, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0467 PER SHARE
                         (Title of Class of Securities)

                                   629409-40-0
                                 (CUSIP Number)

                               HAMMOCK GROUP LTD.
                                 PENTHOUSE SUITE
                                129 FRONT STREET
                                    HAMILTON
                                  BERMUDA HM 12
                                 (441) 296 4545
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  APRIL 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  629409-40-0                  13D                               Page 2
________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hammock Group Ltd.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]  Not Applicable
     (b)  [_]  Not Applicable
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [X]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     British Virgin Islands
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF          462,893
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           Not applicable
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON            462,893
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    Not applicable
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
      462,893
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   Not applicable                                 [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     16.2%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     CO
________________________________________________________________________________

Corporation.............................................................    CO
Partnership.............................................................    PN
Individual..............................................................    IN
Other...................................................................    OO

ITEM 1   SECURITY AND ISSUER
         The title of the class of equity securities of Networks North, Inc., a New York corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.0467 per share (the "Common Stock"). The address of the principal executive office of the Company is 14 Meteor Drive, Etobicoke, Ontario, M9W 1A4.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The Reporting Person is Hammock Group Ltd. Exhibit A sets forth the name, address, present principal occupation, and citizenship of each officer and director of Hammock Group Ltd.

         (b) The business address of Hammock Group Ltd. is Penthouse Suite, 129 Front Street, Hamilton, Bermuda HM12.

         (c) Hammock Group Ltd. is an investment holding company and strategic technology investor.

         (d) During the past five years, neither Hammock Group Ltd. nor any of the executive officers or directors of Hammock Group Ltd. listed on Exhibit A has been convicted in a criminal proceeding.

         (e) None of the executive officers or directors of Hammock Group Ltd. listed on Exhibit A in the last five years, been a party to a civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or prohibiting any violation of such laws.

         (f) Hammock Group Ltd. is a corporation organized under the laws of the British Virgin Islands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         The shares of Common Stock to which this statement is being filed were acquired for the aggregate purchase price of $1,388,679, the source of which was working capital funds.

ITEM 4.  PURPOSE OF TRANSACTION
         Hammock Group Ltd. acquired the shares of Common Stock for investment purposes and Hammock Group Ltd. holds shares of Common Stock for investment purposes. From time to time Hammock Group Ltd. may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by it.

         Planned changes were effected to the board of directors and several officer positions. The board of directors now consists of:
                                 Cameron Chell - Chairman
                                 Frank Killoran - Director
                                 Blair Layton - Director
                                 David Bolink - Director
                                 Don Pagnutti - Director
                                 Adrian Towning - Director
                                 Peter Rona - Director

         Officers of the Company are now: Peter Rona -  President and Chief
                                                        Executive Officer
                                          Don Pagnutti -Executive VP and
                                                        Chief Operating Officer
                                          Mark Truman - Secretary and Chief
                                                        Financial Officer

         With these new changes, the Network North Inc. board increases from six to seven.

         The Board of Directors approved a Term Sheet whereby V C Advantage Limited Partnership will invest $3,000,000 by way of a Convertible Debenture that will bear 10% interest. Conversion of the debenture will be at a price of $3.00/share. Registration rights are attached to this financing. In connection with the Convertible Debenture, the Company will issue 50,000 Warrants with each warrant convertible into one share of common stock of the Company at a price of $3.00 per share. This financing is subject to shareholder approval. See Exhibit "C".

         Hammock Group Ltd. has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Hammock Group Ltd. owns of record 462,893 shares of Common Stock, or 16.2% of the Company's issued and outstanding shares of Common Stock;

         (b) Hammock Group Ltd. has the power to direct the vote and the power to direct the disposition of the 462,893 shares of Common Stock that is owned beneficially by it;

         (c)      Not Applicable;

         (d) No person other than Hammock Group Ltd. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by Hammock Group Ltd.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In an Agreement of Purchase and Sale dated April 3, 2000, NetStar Enterprises Inc. agreed to sell 462,893 shares of Common Stock of Networks North Inc. to Hammock Group Ltd.

         In an understanding between Hammock Group Ltd. and HDL Capital Corporation and Jeffrey Kirsch, Hammock Group Ltd. paid a fee of $250,000 USD plus Canadian Goods and Services Tax of 7% to HDL Capital Corporation and Jeffrey Kirsch for terminating any rights to the Common Stock that they had under the Letter of Agreement of January 12, 2000 with NetStar Enterprises Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         Attached as Exhibit A to this filing is a list of officers and directors of Hammock Group Ltd.

         Attached as Exhibit B to this filing is the Agreement of Purchase and Sale, dated April 3, 2000, between Hammock Group Ltd. and NetStar Enterprises Inc.

         Attached as Exhibit C to this filing is the Term Sheet in connection with a financing by V C Advantage Limited Partnership which has been approved by the Board of Directors of Networks North, Inc.

SIGNATURE.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       April 13, 2000
                                                       -------------------------
                                                       Date

                                                       /S/ PAUL LEMMON
                                                       -------------------------
                                                       Signature

                                                       Paul Lemmon, Director
                                                       -------------------------

                                                       Name & Title
                                                       -------------------------


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   Exhibit "A"

                  OFFICERS AND DIRECTORS OF HAMMOCK GROUP LTD.

----------------------- --------------- --------------------------------------------------
                                        PRESENT PRINCIPAL
NAME                    CITIZENSHIP     OCCUPATION
----------------------- --------------- --------------------------------------------------
Paul D Lemmon           Canadian        Managing Director, Voyager Group of Companies
7 Cedar Vale Lane
Devonshire
Bermuda DV06
----------------------- --------------- --------------------------------------------------
Sarah A Fellows         British         Executive Assistant, Voyager Group of Companies
#2 Berkley Road
Pembroke
HM07
Bermuda
----------------------- --------------- --------------------------------------------------

                                   Exhibit "B"

                         AGREEMENT OF PURCHASE AND SALE

DATED this 3rd day of April, 2000

B E T W E E N:

                  HAMMOCK GROUP LTD., a company incorporated under the laws of British Virgin Islands, with registered offices at PENTHOUSE SUITE, 129 FRONT STREET, HAMILTON, HM12, BERMUDA

                  (hereinafter referred to as the "Purchaser")

                  and -

                  NETSTAR ENTERPRISES INC., a company incorporated under the laws of Canada with registered offices at 2225 Sheppard Avenue East, Suite 100, Toronto, Ontario M2J 5C2

                  (hereinafter referred to as the "Vendor")

         WHEREAS Vendor beneficially owns 925,787 shares of the capital stock of Networks North, Inc. (the "Company");

         AND WHEREAS The Purchaser wishes to purchase 462,893 shares (the "Shares") from the Vendor and the Vendor wishes to sell the Shares to Purchaser;

         NOW THEREFORE THIS AGREEMENT WITNESSETH THAT:

1.       PURCHASE AND SALE OF SHARES
--       ---------------------------

a) On the terms and subject to the fulfilment of the conditions hereof, the Vendor will sell and transfer to the Purchaser, and the Purchaser will purchase and accept from Vendor, all, and not less than all, the Shares in consideration of the Purchase Price (as defined in subparagraph (b) below).

b) The price payable by the Purchaser to the Vendor for the Shares is U.S. $3.00 per Share for a total purchase price of U.S. $1,388,679 (the "Purchase Price").

c) At 12:00pm (EST) on April 3, 2000 at the offices of the Vendor, the Purchaser will pay to the Vendor, by certified cheque, the Purchase Price and the Vendor will deliver to the Purchaser a share certificate representing the Shares.

d) Immediately following payment by the Purchaser to the Vendor (satisfactory to the Vendor) of the Purchase Price, Vendor will deliver to the Purchaser, resignations of the following directors of the
         Company: Lorne Stephenson and Mary Currie.

2.       REPRESENTATIONS AND WARRANTIES OF PURCHASER
--       -------------------------------------------

The Purchaser hereby represents and warrants to Vendor that:

a) this Agreement, when executed and delivered by Purchaser, will constitute a valid and binding agreement of Purchaser in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Purchaser's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Purchaser is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property; and

c) the Purchaser is buying the Shares as principal for its own account without a view to distribution.


3.       REPRESENTATIONS AND WARRANTIES OF VENDOR
--       ----------------------------------------

The Vendor hereby represents and warrants to Purchaser that:

a) this Agreement, when executed and delivered by Vendor, will constitute a valid and binding agreement of Vendor in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement ,will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Vendor's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property;

c) there are no outstanding agreements, calls, commitments, options, subscriptions, warrants or other rights or privileges held by a third party and granted by Vendor entitling it to acquire the Shares;

d) Vendor is the registered and beneficial owner and holder of the Shares and has good and marketable title to the Shares, free and clear of all encumbrances or claims of any kind and Vendor has not received any notice of any adverse claim with respect to the Shares;

e)       Vendor is not a "non-resident" of Canada under the INCOME TAX ACT
         (CANADA);

f) Vendor acquired the Shares for its own account and not with a view to distribution. In offering and selling the Shares to Purchaser, Vendor is acting for its own account, and not as agent of the Company or as an underwriter or distributor of the Shares.


4.       RECEIPT FOR SHARES
--       ------------------

The Purchaser hereby authorizes Morrison Brown Sosnovitch LLP to receive the certificate representing the Shares on the Purchaser's behalf and to execute the Vendor's form of receipt on behalf of the Purchaser.

5.       AGREEMENT CONDITIONAL
--       ---------------------

The obligations of the Vendor hereunder, are conditional upon the Vendor's successful completion of a sale of 462,893 shares to Hammock Group Ltd. on April 3, 2000.

6.       GOVERNING LAWS
--       --------------

This Agreement shall be interpreted and construed in accordance with the laws of the Province of Ontario and the parties attorn to the jurisdiction of the Courts of the Province of Ontario.

         IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of day and year first written above.

HAMMOCK GROUP LTD.


Per:     /S/ PAUL D LEMMON
Name:    Paul D Lemmon
Title:   Director


NETSTAR ENTERPRISES INC.


Per:     /S/ LORNE C. STEPHENSON
Name:    Lorne C. Stephenson
Title:   Executive Vice President - Administration

Per:     /S/ MARY CURRIE
Name:    Mary Currie
Title:   Vice President - Finance and  Planning

                                   Exhibit "C"

                               NETWORKS NORTH INC.
                                  US$3 MILLION
                       10% UNSECURED CONVERTIBLE DEBENTURE


ISSUER: Networks North Inc, a New York corporation 14 Meteor Drive, Toronto, Ontario, M9W 1A4

PURCHASER:                     VC Advantage Limited Partnership, an Ontario
                               limited partnership
                               365 Bay Street, 10th Floor
                               Toronto, Ontario  M5H 2V2

AGGREGATE AMOUNT:              $3,000,000

SECURITY:                      Convertible Unsecured Debenture due 3 years from
                               issue. The Debenture shall bear interest of 10% per annum, payable upon conversion, redemption or maturity. Interest is payable in cash or stock at the Issuer's option

INITIAL CLOSE DATE:            Within 30 days following the purchase of 925,787
                               shares of Networks North Inc. by 870537 Alberta
                               Limited or its nominee from NetStar Enterprises
                               Inc.

CONDITIONS TO INITIAL          Shall include: (1) that the Issuer shall be a
CLOSING:                       reporting company under the Securities Exchange
                               Act of 1934; the common stock shall be quoted on the Nasdaq Small Cap Market; (2) that the purchase of 925,787 shares of Networks North Inc.
                               by 870537 Alberta Limited or its nominee from NetStar Enterprises Inc. has taken place;
                               (3) satisfactory completion of the purchaser's due diligence.

FUNDING AT INITIAL CLOSING:    $3,000,000.

CONVERSION:                    The Convertible Debenture shall be convertible
                               into common stock of the Issuer from time to time in such amounts as the Holder may specify, any time after the Initial Close Date.

CONVERSION PRICE:              $3.00 per share.

PURCHASERS' WARRANTS:          On the Initial Close Date, the Issuer shall
                               issue to the Holder Warrants to purchase50,000 shares of common stock at $3.00 per share. The
                               Warrants shall carry a term of 4 years.

REGISTRATION OF COMMON STOCK:  The Issuer shall file a Registration Statement on
                               Form S-3 covering the common shares underlying the Convertible Debenture, and the common shares underlying the Holders' Warrants within 30 days of the Close Date. The Issuer shall cause the Registration Statement to be declared effective as soon as possible, and in any event within 90 days after the Initial Close Date. The Issuer shall cause the Registration Statement to remain effective until 30 days after the common shares underlying the Convertible Debenture have been converted and the Warrants have been exercised or expired. The Issuer shall also remain a reporting company and cause its shares to be quoted on a Nasdaq market until 30 days after the Convertible Debenture has been converted and the Warrants have been exercised or expired.

LIQUIDATED DAMAGES:            If the Registration Statement is not filed
                               within 30 days or declared effective within 90 days, the Issuer shall pay to the Holder penalties equal to 2% of the outstanding amount per month, or pro rated portion thereof, until the Registration Statement is declared effective.

PLACEMENT AGENT:               Thomson Kernaghan & Co. Limited

PLACEMENT FEE:                 5% of the gross principal amount of the
                               Convertible Debentures, payable to the Placement
                               Agent.

INDEMNIFICATION:               The Issuer shall indemnify the Placement Agent
                               against any and all liability.

PURCHASERS' LEGAL FEES AND     The Issuer shall pay the Purchasers' reasonable
EXPENSES:                      legal fees and expenses.

DEFINITIVE AGREEMENT:          The purchase and sale of the Convertible
                               Debenture is subject to the negotiation and execution of a definitive agreement containing such representations, warranties, terms and conditions as the parties and their respective counsel may agree.

CURRENCY:                      All dollar amounts are in $USD.


This term sheet is for preliminary discussion purposes only. It is not an offer to buy or sell, nor the solicitation of any offer to buy or sell, any securities. Any agreement between the Issuer and the Purchaser must be in writing and signed by both parties.